Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2023 and Declares Distributions on Series A, B and C Preference Units

Majuro, Marshall Islands, November 16, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2023. The financial results of GasLog Partners for the period are included in the press release issued by its parent, GasLog Ltd., on November 16, 2023, relating to its results for the three-month period ended September 30, 2023 (the “GasLog Ltd. Press Release”). The sections in the GasLog Ltd. Press Release that relate to GasLog Partners are the following: Recent Developments, GasLog Partners’ Quarterly Financial Results, GasLog Partners Preference Unit Repurchase Programme, Fleet Update and Exhibit III, containing GasLog Partners’ unaudited consolidated statements of financial position and consolidated statements of profit or loss. The quarterly press release of GasLog Ltd. is available at https://www.gaslogltd.com/investors/annual-quarterly-reports/.

GasLog Partners also today announced the quarterly distributions on its preference units as follows:

Series of Preference Units	Distribution	Record Date	Payment Date
Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5390625 per preference unit	December 8, 2023	December 15, 2023
Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.7274123 per preference unit	December 8, 2023	December 15, 2023
Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.53125 per preference unit	December 8, 2023	December 15, 2023

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.